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                U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                                FORM 3

       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940



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1. Name and Address of Reporting Person


    Faldo                Nicholas                 A.
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   (Last)               (First)                 (Middle)

   Woodcock House, Gibbard Mews
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                                    (Street)

   Wimbledon Village, London SW19 5BY England
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   July 22, 1998

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3. IRS or Social Security Number of Reporting Person (voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Adams Golf, Inc. (ADGO)

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5. Relationship of Reporting Person(s) to Issuer
  (Check all applicable)

   [   ]   Director                     [   ]   10% Owner
   [   ]   Officer (give title below)   [   ]   Other (specify below)

                      See explanation below
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6. If Amendment, Date of Original (Month/day/Year)

   N/A

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7. Individual or Joint/Group Filing (Check Applicable Line)
   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

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Table I -- Non-Derivative Securities Beneficially Owned
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                                            2.                       3.
1.                                          Amount of Securities     Ownership Form
Title of Security                           Beneficially Owned       Direct (D) or        4.
(Instr. 4)                                 (Instr. 4)                Indirect (I)         Nature of Indirect Beneficial Ownership
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
Common Stock, par value $.001                 765,000                       D
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  Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, See Instruction
  5(b)(v).



Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls,warrants, options, convertible securities)

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                                                      3.
                                                      Title and Amount
                              2.                      of Securities
                              Date Exercisable and    Underlying                            5.
                              Expiration Date         Derivative Security     4.            Ownership
                              (Month/Day/Year)        (Instr. 4)              Conversion    Form of            6.
1.                            --------------------    -------------------     or Exercise   Derivative         Nature
Title of                      Date       Expira-                Amount or     Price of      Security:          of Indirect
Derivative Security           Exer-      tion                   Number of     Derivative    Direct (D)         Beneficial
(Instr. 4)                    cisable    Date         Title     Shares        Security      or Indirect (I)    Ownership
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

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


Explanation of Responses:

Pursuant to an agreement between the Reporting Person and Adams Golf, Ltd., a wholly owned subsidiary of the Issuer, the Reporting Person has the right to designate one member to the Board of Directors of the Issuer. On July 22, 1998, the Reporting Person's designee, John Simpson (the "Designee"), was elected to the Board of Directors of the Issuer. By appointment of the Designee, the Reporting Person may be deemed to have "deputized" the Designee. The Reporting Person disclaims any control over, or the right to control, the Designee's actions as a member of the Board of Directors of the Issuer.









  /s/ NICHOLAS A. FALDO                               29/7/98
--------------------------------------------       -------------
    **Signature of Reporting Person                    Date



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78f(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.